Exhibit 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155
Cascades reports Fourth quarter and Full Year 2010 results
February 24, 2011 — Kingsey Falls, Quebec — Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period and the fiscal year ended December 31, 2010.
(All amounts in this press release are in Canadian dollars unless otherwise indicated.)
Fiscal year highlights
•	Good profitability despite average costs of recycled fibre and pulp being at historical highs and the strong Canadian dollar.

•	Total shipments up 6% compared to 2009 (excluding the impact of acquisitions).

•	Free cash flow[1] of $72 million and net debt down $84 million in comparison to 2009. Debt-to-capitalization ratio at its lowest level in 6 years.

•	Net earnings per share excluding specific items of $0.65 compared to $1.13 in 2009. Including specific items, net earnings per share of $0.18 compared to $0.61 in 2009.

•	Operating income before depreciation and amortization (EBITDA) excluding specific items of $398 million compared to $465 million in 2009 and $306 million in 2008.
Fourth quarter highlights
•	Net earnings per share excluding specific items of $0.14 compared to $0.29 in the previous quarter and $0.27 in the same period of last year. Including specific items, net loss per share of $0.35 compared to net earnings of $0.31 in the previous quarter and a net loss of $0.42 in the corresponding period of last year.

•	EBITDA excluding specific items of $98 million compared to $110 million in Q4 2009.

•	Free cash flow[1] of $45 million and net debt down $67 million in comparison to the previous quarter.
Recent developments
•	Appointment of Mario Plourde as Chief Operating Officer.

•	Sale of the Avot-Vallée, France, white-top linerboard mill.

•	Amendment and renewal of the credit agreement with improved financing conditions. Consolidation of the existing revolving and term credit facilities into a new $750 million revolving credit facility maturing in February 2015.

[1]	Cascades defines free cash flow as cash flow provided by operating activities less purchases of property, plant and equipment, increase in other assets and dividends and share buybacks.

Financial Summary

Selected consolidated information (unaudited)
(in millions of Canadian dollars, except amounts per share)	2010	2009	Q4/2010	Q4/2009	Q3/2010

Sales	3,959	3,877	991	952	1,028
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	398	465	98	110	115
Operating income	186	247	45	54	62
Net earnings	63	110	14	26	28
per common share	$0.65	$1.13	$0.14	$0.27	$0.29
Cash flow from operations (adjusted)	260	327	65	77	83
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	334	432	40	70	111
Operating income (loss)	122	214	(13)	14	58
Net earnings (loss)	17	60	(34)	(41)	30
per common share	$0.18	$0.61	$(0.35)	$(0.42)	$0.31
Cash flow from operations (adjusted) [1]	249	305	58	62	82

Note 1 — see the supplemental information on non-GAAP measures.
Commenting on the annual and fourth quarter results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Overall, we delivered solid results considering the strong headwinds we faced. In 2010, the cost of recycled fibres and pulp reached a new historical peak and the Canadian dollar averaged its highest value since 1976. Despite these negative factors, we continued to progress and posted our second-highest adjusted net earnings in the past 8 years. We also returned $20 million to our shareholders through dividends and share buybacks and, aligned with one of our main financial objectives, we generated more than $70 million in free cash flow to pay down debt. All in all, this performance clearly demonstrates the positive impact of our various strategic initiatives, our efforts in innovation, sales and marketing as well as our cost reduction and restructuring measures.”
Results analysis for the three-month period ended December 31, 2010 (compared to the previous year)
In comparison with the same period last year, sales rose by 4% to $991 million resulting from higher selling prices, business acquisitions and a 1% increase in shipments (excluding the impact of acquisitions). This was partly offset by the 4% appreciation of the Canadian dollar.
The operating income excluding specific items amounted to $45 million compared to $54 million in Q4 2009. Higher volumes and selling prices were more than offset by the rise of raw material costs and the Canadian dollar. On a segmented basis, results of our containerboard segment improved while our other packaging and tissue segments posted weaker profitability. When including specific items, the operating loss amounted to $13 million in comparison to an operating income of $14 million in the same period of last year.
In the fourth quarter of 2010, these specific items impacted our operating income and/or net earnings (before tax):
•	a $48 million impairment loss (impact on operating income and net earnings);

•	a $10 million loss on disposal and others (impact on operating income and net earnings);

•	a $5 million foreign exchange loss on long-term debt and financial instruments (impact on net earnings);

•	a $1 million net loss from discontinued operations (impact on net earnings).
For further details, see the two following tables on GAAP and non-GAAP measures reconciliation.
Net earnings excluding specific items amounted to $14 million ($0.14 per share) in the fourth quarter of 2010 compared to $26 million ($0.27 per share) for the same period of last year. The financing expense was slightly higher than in Q4 2009 while the recovery of income taxes was lower. Including specific items, the net loss amounted to $34 million ($0.35 per share) compared to $41 million ($0.42 per share) for the same quarter in 2009.
As a result of the appreciation of the Canadian dollar and free cash flow generation, net debt decreased by $84 million compared to December 31st 2009.

Results analysis for the three-month period ended December 31, 2010 (compared to the previous quarter)
In comparison to the previous quarter, sales decreased mostly due to the usual lower seasonal demand and the appreciation of the Canadian dollar. Operating income and net earnings also declined as a result of the previous factors combined with the rise of raw material and energy costs and an unfavourable sales mix in some of our sectors.
Results analysis for the fiscal year ended December 31, 2010
In comparison to last year, sales increased by 2% to $4 billion reflecting improved selling prices, business acquisitions as well as a 6% increase in shipments (excluding the impact of acquisitions) which more than offset the negative impact of a stronger Canadian dollar.
The operating income from continuing operations excluding specific items decreased to $186 million compared to $247 million last year mainly as a result of higher raw material and the appreciation of the Canadian dollar. These elements more than counterbalanced the impact of improved volumes and efficiency as well as better selling prices. On a segmented basis, results of our containerboard and specialty products segments improved while the profitability of our boxboard and tissue papers sectors declined. Operating income from continuing operations including specific items decreased by $92 million to $122 million.
For the fiscal year ended December 31, 2010, net earnings excluding specific items amounted to $63 million ($0.65 per share) compared to net earnings of $110 million ($1.13 per share) last year. Including specific items, net earnings reached $17 million ($0.18 per share) compared to $60 million ($0.61 per share) in 2009.
Near-term outlook
Mr. Alain Lemaire, President and Chief Executive Officer added: “Looking ahead to the first quarter, demand should remain healthy and even slightly improve along with seasonality. High raw material costs and the strong Canadian dollar will however continue to put pressure on our profitability.
For 2011, we are well positioned to continue delivering good earnings and free cash flow as we should benefit from the ongoing economic recovery and the several selling price increases that were implemented in the previous year. In addition, our recently announced divestiture and refinancing will have a positive impact on our financing expenses and free cash flow and allow us to strategically invest in the development of our core packaging, tissue and recovery operations.”
Dividend on common shares and normal course issuer bid
The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid March 25, 2011 to shareholders of record at the close of business on March 11, 2011. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In 2010, Cascades purchased for cancellation 638,181 shares at an average price of $7.17 representing an aggregate amount of approximately $4.6 million.
International Financial Reporting Standards
In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian Generally Accepted Accounting Principles (“GAAP”) in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable to the Company for the fiscal year beginning on January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 including comparative figures and the opening balance sheet as at January 1, 2010. Beginning in the first quarter of 2011, the Company will provide unaudited consolidated financial statements in accordance with IFRS, also including the opening balance sheet as at the transition date and comparative figures for 2010.
The conversion to IFRS will impact the way the Company discloses its financial results. The first financial statements prepared using IFRS will require the inclusion of numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies. The Company has prepared preliminary IFRS financial statements in accordance with IAS 1, Presentation of Financial Statements. Also, quarterly IFRS financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards, and are currently under review by our auditors.
In its 2010 annual report, which should be available in the last week of March 2011, Cascades will disclose the highlights of the initial adjustments required to be made on adoption of IFRS in order to provide an opening balance sheet and the significant accounting policies required or expected to be applied by us subsequent to adoption that will be significantly different from our current accounting policies. When the annual report will be available, Cascades might also hold a conference call to discuss the impact of adoption of IFRS.
Supplemental information on non-GAAP measures
Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components.
Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.
Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2010	2009	Q4/2010	Q4/2009	Q3/2010

Net earnings (loss)	17	60	(34)	(41)	30
Net loss from discontinued operations	1	—	1	—	—
Non-controlling interest	3	(1)	2	—	—
Share of results of significantly influenced companies	(15)	(17)	(2)	(7)	(11)
Provision for (recovery of) income taxes	—	23	(12)	(16)	8
Foreign exchange loss on long-term debt and financial instruments	4	45	5	37	4
Gain on purchases of senior notes	—	(14)	—	—	—
Loss on long-term debt refinancing	3	17	—	17	—
Financing expense	109	101	27	24	27

Operating income	122	214	(13)	14	58
Specific items :
Loss (gain) on disposal and others	8	1	10	—	(2)
Impairment loss	49	46	48	42	1
Closure and restructuring costs	1	12	—	2	1
Unrealized loss (gain) on financial instruments	6	(26)	—	(4)	4

	64	33	58	40	4

Operating income — excluding specific items	186	247	45	54	62
Depreciation and amortization	212	218	53	56	53

Operating income before depreciation and amortization (OIBD or EBITDA) — excluding specific items	398	465	98	110	115

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)					Net earnings (loss) per share[1]
(in millions of Canadian dollars, except amounts per share)	2010	2009	Q4/2010	Q4/2009	Q3/2010	2010	2009	Q4/2010	Q4/2009	Q3/2010

As per GAAP	17	60	(34)	(41)	30	$0.18	$0.61	$(0.35)	$(0.42)	$0.31
Specific items :
Loss (gain) on disposal and others	8	1	10	—	(2)	$0.06	$—	$0.07	$—	$(0.01)
Impairment loss	49	46	48	42	1	$0.38	$0.35	$0.37	$0.32	$0.01
Closure and restructuring costs	1	12	—	2	1	$0.01	$0.09	$—	$0.02	$0.01
Unrealized loss (gain) on financial instruments	6	(26)	—	(4)	4	$0.06	$(0.19)	$—	$(0.03)	$0.04
Loss on long-term debt refinancing	3	17	—	17	—	$0.02	$0.11	$—	$0.11	$—
Gain on purchase of senior notes	—	(14)	—	—	—	$—	$(0.13)	$—	$—	$—
Foreign exchange loss on long-term debt and financial instruments	4	45	5	37	4	$0.03	$0.40	$0.04	$0.32	$0.03
Share of results of significantly influenced companies	(9)	(5)	—	(3)	(9)	$(0.10)	$(0.05)	$—	$(0.03)	$(0.10)
Net loss from discontinued operations	1	—	1	—	—	$0.01	$—	$0.01	$—	$—
Adjustment of statutory tax rate	—	(6)	—	(2)	—	$—	$(0.06)	$—	$(0.02)	$—
Tax effect on specific items	(17)	(20)	(16)	(22)	(1)

	46	50	48	67	(2)	$0.47	$0.52	$0.49	$0.69	$(0.02)

Excluding specific items	63	110	14	26	28	$0.65	$1.13	$0.14	$0.27	$0.29

Note 1 — specific amounts per share are calculated on an after-tax basis.
The following table reconciles cash flow provided by operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars)	2010	2009	Q4/2010	Q4/2009	Q3/2010

Cash flow provided by operating activities	232	357	103	91	73
Changes in non-cash working capital components	17	(52)	(45)	(29)	9

Cash flow (adjusted) from operations	249	305	58	62	82
Specific items, net of current income taxes :
Loss on disposal and others	7	1	7	—	—
Loss on long-term debt refinancing	3	13	—	13	—
Closure and restructuring costs	1	8	—	2	1

Excluding specific items	260	327	65	77	83

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.
Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets (in millions of Canadian dollars)

	As at December 31,	As at December 31,
	2010	2009
	(unaudited)
Assets

Current assets
Cash and cash equivalents	10	19
Accounts receivable	589	543
Inventories	534	520

	1,133	1,082
Property, plant and equipment	1,777	1,912
Intangible assets	150	165
Other assets	350	317
Goodwill	314	316

	3,724	3,792

Liabilities and Equity

Current liabilities
Bank loans and advances	64	83
Accounts payable and accrued liabilities	578	505
Current portion of long-term debt	12	10

	654	598
Long-term debt	1,383	1,459
Other liabilities	406	410

	2,443	2,467

Equity attributable to Shareholders
Capital stock	496	499
Contributed surplus	14	14
Retained earnings	701	700
Accumulated other comprehensive income	46	91

	1,257	1,304
Non-controlling interest	24	21

Total equity	1,281	1,325

	3,724	3,792

Consolidated Statements of Earnings (Loss) (in millions of Canadian dollars, except per share amounts and number of shares)
(unaudited)

	For the 3-month periods ended
	December 31,		For the years ended December 31,
	2010	2009	2010	2009

Sales	991	952	3,959	3,877
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	802	737	3,173	2,991
Depreciation and amortization	53	56	212	218
Selling and administrative expenses	97	104	395	413
Losses on disposal and others	10	—	8	1
Impairment and other restructuring costs	48	44	50	58
Gain on financial instruments	(6)	(3)	(1)	(18)

	1,004	938	3,837	3,663

Operating income (loss)	(13)	14	122	214

Financing expense	27	24	109	101
Loss on refinancing of long-term debt	—	17	3	17
Gain on purchase of senior notes	—	—	—	(14)
Foreign exchange loss on long-term debt and financial instruments	5	37	4	45

	(45)	(64)	6	65
Provision for (recovery of) income taxes	(12)	(16)	—	23
Share of results of significantly influenced companies	(2)	(7)	(15)	(17)

Net earnings (loss) from continuing operations including non-controlling interest for the period	(31)	(41)	21	59
Net loss from discontinued operations	(1)	—	(1)	—

Net earnings (loss) including non-controlling interest for the period	(32)	(41)	20	59
Less : Non-controlling interest income (loss)	2	—	3	(1)

Net earnings (loss) attributable to Shareholders for the period	(34)	(41)	17	60

Net earnings (loss) from continuing operations per common share
Basic	($0.34)	($0.42)	$0.18	$0.61

Diluted	($0.34)	($0.42)	$0.18	$0.60

Net earnings (loss) per common share
Basic	($0.35)	($0.42)	$0.18	$0.61

Diluted	($0.35)	($0.42)	$0.18	$0.60

Weighted average number of common shares outstanding	96,608,106	97,283,958	96,807,032	97,656,412

Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended
	December 31,		For the years ended December 31,
	2010	2009	2010	2009
Net earnings (loss) including non-controlling interest for the period	(32)	(41)	20	59

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	(32)	(23)	(53)	(128)
Change in foreign currency translation related to hedging activities	19	14	28	87
Income taxes	(2)	(2)	(4)	(12)

Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	35	(1)	87
Change in fair value of interest rate swaps agreements	3	—	—	—
Change in fair value of commodity derivative financial instruments	3	(1)	(21)	(2)
Income taxes	(1)	(9)	6	(26)

	(12)	14	(45)	6

Comprehensive income (loss) including non-controlling interest for the period	(44)	(27)	(25)	65

Less: Comprehensive income (loss) attributable to non-controlling interest	2	—	3	(1)

Comprehensive income (loss) attributable to Shareholders	(46)	(27)	(28)	66

Consolidated Statements of Equity
(in millions of Canadian dollars)

	For the year ended December 31,
	2010
	(unaudited)
				Accumulated
				other	Total equity
				comprehensive	attributable to	Non-controlling
	Capital stock	Contributed surplus	Retained earnings	income	Shareholders	interest	Total equity
Balance — Beginning of year	499	14	700	91	1,304	21	1,325
Net earnings for the year	—	—	17	—	17	3	20
Other comprehensive income (loss)	—	—	—	(45)	(45)	—	(45)
Dividends	—	—	(16)	—	(16)	—	(16)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(3)	(1)	—	—	(4)	—	(4)

Balance — End of year	496	14	701	46	1,257	24	1,281

	For the year ended December 31,
	2009
				Accumulated other	Total equity
				comprehensive	attributable to	Non-controlling
	Capital stock	Contributed surplus	Retained earnings	income	Shareholders	interest	Total equity

Balance — Beginning of year	506	9	656	85	1,256	22	1,278
Net earnings (loss) for the year	—	—	60	—	60	(1)	59
Other comprehensive income	—	—	—	6	6	—	6
Dividends	—	—	(16)	—	(16)	—	(16)
Stock options	—	2	—	—	2	—	2
Redemption of common shares	(7)	3	—	—	(4)	—	(4)

Balance — End of year	499	14	700	91	1,304	21	1,325

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2010	2009	2010	2009
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) attributable to Shareholders for the period	(34)	(41)	17	60
Net loss from discontinued operations	1	—	1	—

Net earnings (loss) from continuing operations	(33)	(41)	18	60
Adjustments for
Depreciation and amortization	53	56	212	218
Losses on disposal and others	3	—	1	1
Impairment and other restructuring costs	48	42	49	50
Unrealized loss (gain) on financial instruments	—	(4)	6	(26)
Loss on refinancing of long-term debt	—	4	—	4
Gain on purchase of senior notes	—	—	—	(14)
Foreign exchange loss on long-term debt and financial instruments	5	37	4	45
Future income taxes	(20)	(18)	(28)	(7)
Share of results of significantly influenced companies, net of dividends received	2	(7)	(11)	(17)
Non-controlling interest	2	—	3	(1)
Others	(2)	(7)	(5)	(8)

	58	62	249	305
Change in non-cash working capital components	45	29	(17)	52

	103	91	232	357

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(50)	(49)	(131)	(171)
Increase in other assets	(10)	(8)	(37)	(17)
Business acquisitions	—	(5)	(3)	(69)

	(60)	(62)	(171)	(257)

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	(14)	4	(16)	(18)
Change in revolving credit facilities	68	(219)	243	(250)
Issuance of senior notes, net of related expenses	—	955	—	955
Purchase of senior notes	—	(761)	(165)	(779)
Increase in other long-term debt	1	—	1	27
Payments of other long-term debt	(103)	(4)	(109)	(12)
Early settlement of foreign exchange contracts	—	—	—	8
Redemption of common shares	—	(1)	(4)	(4)
Dividends	(4)	(4)	(16)	(16)

	(52)	(30)	(66)	(89)

Change in cash and cash equivalents during the period from continuing operations	(9)	(1)	(5)	11

Change in cash and cash equivalents from discontinued operations	(1)	—	(3)	(3)

Net change in cash and cash equivalents during the period	(10)	(1)	(8)	8
Translation adjustments on cash and cash equivalents	(1)	—	(1)	—
Cash and cash equivalents — Beginning of period	21	20	19	11

Cash and cash equivalents — End of period	10	19	10	19

Selected Segmented Information (in millions of Canadian dollars) (unaudited)
In 2010, the Company has modified its segmented information disclosure for its Specialty Products segments in order to reflect how management analyses this information. The Specialty Products segment is divided into four subsectors: Industrial packaging, Consumer packaging, Specialty papers and Recovery and recycling. The Company has reclassified comparative figures to conform to the presentation adopted.

	For the 3-month periods ended		For the years ended
	December 31,		December 31,
	2010	2009	2010	2009

Sales

Packaging products
Boxboard
Manufacturing	189	178	727	706
Converting	158	160	633	692
Intersegment sales	(20)	(18)	(85)	(85)

	327	320	1,275	1,313

Containerboard
Manufacturing	147	124	584	517
Converting	201	204	839	856
Intersegment sales	(80)	(76)	(337)	(311)

	268	252	1,086	1,062

Specialty products
Industrial packaging	49	47	195	184
Consumer packaging	19	20	77	82
Specialty papers	71	73	301	312
Recovery and recycling	90	62	318	199
Intersegment sales	(4)	(2)	(11)	(8)

	225	200	880	769

Intersegment sales	(30)	(22)	(115)	(67)

	790	750	3,126	3,077
Tissue papers
Manufacturing and converting	213	212	858	840

Intersegment sales and others	(12)	(10)	(25)	(40)

Total	991	952	3,959	3,877

Selected Segmented Information
(in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the years ended
	December 31,		December 31,
	2010	2009	2010	2009

Operating income (loss) before depreciation and amortization

Packaging products
Boxboard
Manufacturing	2	14	32	48
Converting	8	17	58	59
Others	(3)	(37)	(13)	(40)

	7	(6)	77	67

Containerboard
Manufacturing	(5)	10	49	91
Converting	11	16	82	56
Others	6	3	3	(2)

	12	29	134	145

Specialty products
Industrial packaging
Consumer packaging	5	5	25	20
Specialty papers	1	2	6	11
Recovery and recycling	(1)	7	14	37
Others	7	3	26	6
	(1)	1	(1)	—

	11	18	70	74

	30	41	281	286

Tissue papers
Manufacturing and converting	17	34	84	153

Corporate	(7)	(5)	(31)	(7)

Operating income before depreciation and amortization	40	70	334	432

Depreciation and amotization
Boxboard	(15)	(18)	(59)	(75)
Containerboard	(17)	(15)	(71)	(63)
Specialty products	(8)	(9)	(34)	(34)
Tissue papers	(10)	(10)	(41)	(37)
Corporate and eliminations	(3)	(4)	(7)	(9)

	(53)	(56)	(212)	(218)

Operating income (loss)	(13)	14	122	214

Selected Segmented Information (in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended		For the years ended
	December 31,		December 31,
	2010	2009	2010	2009

Purchases of property, plant and equipment

Packaging products
Boxboard
Manufacturing	7	10	18	30
Converting	6	6	16	29

	13	16	34	59

Containerboard
Manufacturing	5	5	15	15
Converting	4	9	16	16

	9	14	31	31

Specialty products
Industrial packaging	1	—	2	1
Consumer packaging	1	2	5	4
Specialty papers	10	6	15	12
Recovery and recycling	6	2	9	16

	18	10	31	33

	40	40	96	123

Tissue papers
Manufacturing and converting	13	5	36	33

Corporate	3	7	17	20

Total purchases	56	52	149	176

Disposal of property, plant and equipment	—	(1)	(7)	(6)
Acquisition under capital-lease agreement	—	—	(4)	—

	56	51	138	170

Purchases of property, plant and equipment included in accounts payable
Beginning of period	14	11	13	14
End of period	(20)	(13)	(20)	(13)

Total investing activities	50	49	131	171

For further information: Media Hubert Bolduc Vice-President, Communications and Public Affairs 514 912-3790 Investors Didier Filion Director, Investor relations 514 282-2697	Source: Allan Hogg Vice-President and Chief Financial Officer